UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

MasterCard Incorporated

(Name of Issuer)

Class M Common Stock

(Title of Class of Securities)

N/A

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
Rule 13d-1(c)
X	Rule 13d-1(d)

*The remainder of this cover page shall be filled out by a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

This information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. N/A

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

HSBC Holdings plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization – Incorporated in England with limited liability

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	18*

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	18*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	18*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9)	1.80%*

12.	Type of Reporting Person (See Instructions)	HC

*Each holder of MasterCard Incorporated (“MasterCard”) Class M common stock has voting rights based on an annual global proxy calculation. As of December 31, 2006, the subsidiaries of HSBC Holdings plc identified in Item 7 below beneficially own 18 shares of Class M common stock, which, based solely on information received from MasterCard, represents 55.60 votes out of a total of 1,000 Class M votes, or 5.56% of the total voting rights of the Class M common stock. This report is filed with respect to the aggregate voting rights of the Class M common stock held by subsidiaries of HSBC Holdings plc.

A full description of the global proxy calculation may be found in Section 4.3(A) (3) (c) of MasterCard’s Certificate of Incorporation (filed as Exhibit 3.1A to the Form 10-Q by MasterCard on August 2, 2006).

Item 1 (a). Name of Issuer:

MasterCard Incorporated

Item 1(b). Address of Issuer’s Principal Executive Offices:

2000 Purchase Street
Purchase, NY 10577

Item 2(a). Name of Person Filing:

HSBC Holdings plc

Item 2(b). Address or Principal Office or, if none, Residence:

8 Canada Square
London E14 5HQ
United Kingdom

Item 2(c). Citizenship or Place of Organization:

Incorporated in England with limited liability

Item 2(d). Title of Class of Securities:

Class M Common Stock

Item 2(e). Cusip Number.

N/A

Item 3. If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment advisor in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership. (as of December 31, 2006)

(a) Amount beneficially owned: See item 9 of cover page.

(b) Percent of class: See item 11 of cover page.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

See Items 5-8 of cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Hang Seng Bank Limited

HFC Bank plc

HSBC Bank (Armenia) cjsc

HSBC Bank AS

HSBC Bank Australia Limited

HSBC Bank Brasil S.A.- Banco Multiplo

HSBC Bank Canada

HSBC Bank Egypt S.A.E.

HSBC Bank Malaysia Berhad

HSBC Bank Malta p.l.c.

HSBC Mexico S.A.

HSBC Bank Middle East Limited

HSBC Bank Nevada, N.A.

HSBC Bank (Panama) S.A.

HSBC Bank plc

HSBC Bank USA, National Association

The Bank of Bermuda Limited

The Hongkong and Shanghai Banking Corporation Limited

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2007

HSBC Holdings plc By: /s/ Ralph G. Barber Name: Ralph G. Barber Title: Group Company Secretary